SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No.    )*

GITLAB INC.
(Name of Issuer)

Class A Common Stock, par value $0.0000025 per share
(Title of Class of Securities)

37637K108
(CUSIP Number)

October 18, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page of 1 of 12
Exhibit Index on Page 12

CUSIP # 37637K108	Page 2 of 12

1	NAMES OF REPORTING PERSONS
Technology Crossover Management X, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,922,114 shares of Class A Common Stock (A)

	6	SHARED VOTING POWER
-0- shares of Class A Common Stock

	7	SOLE DISPOSITIVE POWER
1,922,114 shares of Class A Common Stock (A)

	8	SHARED DISPOSITIVE POWER
-0- shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,922,114 shares of Class A Common Stock (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.6% (A)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(A) Please see Item 4.

CUSIP # 37637K108	Page 3 of 12

1	NAMES OF REPORTING PERSONS
Technology Crossover Management X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,841,967 shares of Class A Common Stock (A)

	6	SHARED VOTING POWER
-0- shares of Class A Common Stock

	7	SOLE DISPOSITIVE POWER
1,841,967 shares of Class A Common Stock (A)

	8	SHARED DISPOSITIVE POWER
-0- shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,841,967 shares of Class A Common Stock (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.1% (A)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A) Please see Item 4.

CUSIP # 37637K108	Page 4 of 12

1	NAMES OF REPORTING PERSONS
TCV X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,420,464 shares of Class A Common Stock (A)

	6	SHARED VOTING POWER
-0- shares of Class A Common Stock

	7	SOLE DISPOSITIVE POWER
1,420,464 shares of Class A Common Stock (A)

	8	SHARED DISPOSITIVE POWER
-0- shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,420,464 shares of Class A Common Stock (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.2% (A)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A) Please see Item 4.

CUSIP # 37637K108	Page 5 of 12

1	NAMES OF REPORTING PERSONS
TCV X (A), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
352,250 shares of Class A Common Stock (A)

	6	SHARED VOTING POWER
-0- shares of Class A Common Stock

	7	SOLE DISPOSITIVE POWER
352,250 shares of Class A Common Stock (A)

	8	SHARED DISPOSITIVE POWER
-0- shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
352,250 shares of Class A Common Stock (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.0% (A)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A) Please see Item 4.

CUSIP # 37637K108	Page 6 of 12

1	NAMES OF REPORTING PERSONS
TCV X (B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
69,253 shares of Class A Common Stock (A)

	6	SHARED VOTING POWER
-0- shares of Class A Common Stock

	7	SOLE DISPOSITIVE POWER
69,253 shares of Class A Common Stock (A)

	8	SHARED DISPOSITIVE POWER
-0- shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
69,253 shares of Class A Common Stock (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.6% (A)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A) Please see Item 4.

CUSIP # 37637K108	Page 7 of 12

1	NAMES OF REPORTING PERSONS
TCV X Member Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
80,147 shares of Class A Common Stock (A)

	6	SHARED VOTING POWER
-0- shares of Class A Common Stock

	7	SOLE DISPOSITIVE POWER
80,147 shares of Class A Common Stock (A)

	8	SHARED DISPOSITIVE POWER
-0- shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,147 shares of Class A Common Stock (A)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.7% (A)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(A) Please see Item 4.

CUSIP # 37637K108	Page 8 of 12

Item 1(a).	Name of Issuer

GitLab Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

Corporation Service Company
251 Little Falls Drive
Wilmington, DE 19808

Item 2(a).	Name of Persons Filing

This statement is being filed by (1) Technology Crossover Management X, Ltd., a Cayman Islands exempted company (“Management X”), (2) Technology Crossover Management X, L.P, a Cayman Islands exempted limited partnership (“TCM X”), (3) TCV X, L.P., a Cayman Islands exempted limited partnership (“TCV X”), (4) TCV X (A), L.P., a Cayman Islands exempted limited partnership (“TCV X (A)”), (5) TCV X (B), L.P., a Cayman Islands exempted limited partnership (“TCV X (B)”), and (6) TCV X Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund X”). The foregoing entities are collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office

The mailing address for each of the Reporting Persons is:
c/o TCV
250 Middlefield Road
Menlo Park, California 94025

Item 2(c).	Citizenship

Management X is a Cayman Islands exempted company. Each of TCM X, TCV X, TCV X (A), TCV X (B) and Member Fund X is a Cayman Islands exempted limited partnership.

Item 2(d) and 2(e).	Title of Class of Securities and CUSIP Number

Class A Common Stock, par value $0.0000025 per share (“Class A Common Stock”)
CUSIP Number: 37637K108

CUSIP # 37637K108	Page 9 of 12

Item 3.	Not applicable.

Item 4.	Ownership

On the date hereof, the Reporting Persons beneficially own directly and/or indirectly the following shares:

Name of Investor	Shares of Class A Common Stock	Shares of Class B Common Stock	Total Shares of Class A Common Stock Assuming Conversion of Class B Common Stock	Percentage of Class A Common Stock Assuming Conversion of Class B Common Stock(1)	Percentage of Voting Power Assuming No Conversion of Class B Common Stock(2)
TCV X, L.P.	240,312	1,180,152	1,420,464	1.0%	0.9%
TCV X (A), L.P.	59,593	292,657	352,250	0.2%	0.2%
TCV X (B), L.P.	11,716	57,537	69,253	*	*
TCV X Member Fund, L.P.	13,379	66,768	80,147	0.1%	0.1%
Technology Crossover Management X, L.P.	311,621	1,530,346	1,841,967	1.3%	1.2%
Technology Crossover Management X, Ltd.	325,000	1,597,114	1,922,114	1.3%	1.2%

* Less than 0.1%.

(1) The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 11,550,784 shares of Class A Common Stock outstanding after the Issuer’s initial public offering, as reported in the prospectus, dated October 13, 2021, as filed by the Issuer with the Securities and Exchange Commission on October 14, 2021 pursuant to Rule 424(b)(4) (the “Prospectus”), and assumes such Reporting Person’s conversion (but not the conversion of any other Reporting Person) of its Class B Common Stock into shares of Class A Common Stock pursuant to Rule 13d-3(d)(1)(i). Each share of Class B Common Stock will automatically be converted into one (1) share of Class A Common Stock at any time and will convert automatically upon certain transfers and upon the earlier of (i) 10 years from the date of the Prospectus, (ii) the death or disability, as defined in our restated certificate of incorporation, of Sytse Sijbrandij, (iii) the first date following the completion of the initial public offering on which the number of shares of outstanding Class B Common Stock (including shares of Class B Common Stock subject to outstanding stock options) is less than 5% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding and (iv) the date specified by a vote of the holders of two-thirds of the then outstanding shares of Class B Common Stock.

(2) Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders, and each share of Class B Common Stock entitles the holder to 10 votes on each matter, including the election of the directors of the Issuer. The information shown in the table with respect to the percentage of voting power is based on 11,550,784 shares of Class A Common Stock and 131,464,037 shares of Class B Common Stock outstanding after the Issuer’s initial public offering, as reported in the Prospectus.

Each of TCV X, TCV X (A), TCV X (B) and Member Fund X (collectively, the “TCV Entities”) has the sole power to dispose or direct the disposition of the shares of Class A Common Stock and Class B Common Stock that it holds directly and has the sole power to vote or direct the vote of such shares.

Management X, as the ultimate general partner of the TCV Entities, may be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV Entities and have the sole power to direct the vote of such shares of Class A Common Stock and Class B Common Stock. TCM X, as the direct general partner of TCV X, TCV X (A) and TCV X (B) (collectively, the “TCV X Funds”), may also be deemed to have sole power to dispose or direct the disposition of the shares of Class A Common Stock and Class B Common Stock held by the TCV X Funds and have the sole power to direct the vote of such shares of Class A Common Stock and Class B Common Stock. Each of Management X and TCM X disclaims beneficial ownership of the shares of Class A Common Stock and Class B Common Stock owned by the  TCV Entities, except to the extent of their respective pecuniary interest therein.

CUSIP # 37637K108	Page 10 of 12

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

Except as set forth in this Item 4, each of the Reporting Persons disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock owned beneficially or of record by any other Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 above.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP # 37637K108	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2021

Technology Crossover Management X, Ltd.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

Technology Crossover Management X, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV X, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV X (A), L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV X (B), L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV X MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

CUSIP # 37637K108	Page 12 of 12

EXHIBIT

Exhibit
Exhibit 99.1:	Agreement of Joint Filing dated October 28, 2021.
Exhibit 99.2:
Statement Appointing Designated Filer and Authorized Signatories dated February 14, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule 13G relating to the Ordinary Shares of Spotify Technology S.A. filed on February 14, 2019).